BRF’s 2015 Net Income grows 46% to R$3.1 billion

Brazil and Middle East remain the company’s main markets, accounting for 50% and 22% of total revenue, respectively

São Paulo, February 25, 2016 – Despite the extremely challenging economic scenario, BRF’s net income advanced 46% in 2015, to R$3.1 billion. EBITDA came to R$5.7 billion, which represents significant growth of 21.9% over 2014. Net operating revenue (NOR) amounted to R$31.7 billion, advancing 4.0% on 2014. The company’s performance was driven by the expansion in its international operations, an increase in the number of points of sale in Brazil and improvements in the quality of customer service.

To ensure the execution of production- and energy-efficiency, automation and support projects, the company invested more than R$2 billion in 2015,” said Pedro Faria, Global CEO at BRF. “We maintained our strategy of capturing efficiency gains at our production units in order to streamline BRF and improve its agility,” explained Faria.

In Brazil, sales of higher-value products in 2015 increased 7.4%, to R$12.2 billion. During the year, 1.7 million tons of processed items were sold in the region, representing growth of 4.92% on 2014. The return of the Perdigão brand in relevant categories, such as Hams and Smoked Sausage, contributed to this performance, with brand execution in both categories improving gradually.

Data from Nielsen also point to BRF’s superiority in the Brazilian market. In 2015, the company strengthened its leadership position in important categories. According to the market researcher, BRF ended the year with market share of 63.9% in the ready-to-eat meals segment, 63.3% in the cold cuts segment, 67.3% in the margarines segment and 41.3% in the sausages segment. It is important to note that Sadia and Perdigão remain the most valuable brands in Brazil’s food industry, according to a study by BrandAnalytics.

And the Sadia brand's success is not limited to Brazil, but rather transcends borders. In the Middle East, for example, the second most important market served by BRF in the world, sales exceeded expectations, which led the company to accelerate its project to expand production capacity at its plant in Abu Dhabi, United Arab Emirates, from 70,000 to 100,000 tons/year. In addition to meeting the growing local demand, the expansion project also aims to serve new clients in North Africa, Sub-Saharan Africa and Asia.

Also in the Middle East, BRF moved forward in its direct production distribution, which helped to minimize volatility in the prices practiced in the region. “In 2015, we announced the acquisition of part of the frozen foods distribution business of Qatar National Import and Export. The transaction is aligned with the company’s strategic globalization plan, which aims to tap local markets and to strengthen BRF brands by distributing and expanding its production portfolio around the globe,” said Faria.

In Asia, the most significant improvement in the year was in revenue from higher-value products, which grew 14.4% compared to 2014. In the Europe/Eurasia region, the highlights were the growth in revenue from higher-value items, of 12.9%, and from fresh poultry, of 76.7%, with both figures in comparison with 2014.

In Latin America, the better product mix in Argentina, especially in higher-value items, as well as the higher volumes from new markets, including Mexico, drove results in the region. Sales of processed items, for example, advanced 59.3% on 2014, to R$1.3 billion.

4Q15 Results

In 4Q15, BRF reported growth in all regions, with NOR of R$9 billion, or 11.3% higher than in 4Q14. NOR growth in the period was led by the Middle East/Africa, Latam and Europe. Growth was driven by improvement in the sales mix and higher average prices in Brazilian real, which offset the lower sales volumes. BRF posted net income of R$1.4 billion in 4Q15, advancing 42.8% on the prior-year period.

In Brazil, sales volumes of commemorative items (turkey, chester and special pork cuts) advanced 5% on 4Q14, driven by the self-service and wholesale channels.

Acquisitions

Also in 4Q15, BRF announced a series of acquisitions (distributors, companies and brands) in connection with the company’s strategy of improving its local agility and dominance in sales channels. In Argentina, BRF acquired consecrated hot dog and margarine brands and also announced the acquisition of Campo Austral, which marks the company’s entry into Argentina’s pork market.

In Asia, BRF announced an agreement for the acquisition of Thailand-based Golden Foods Siam (GFS), which is the third-largest exporter of chicken products and enjoys access to important markets, such as the European Union, Japan and Southeast Asian countries. In Europe, the company announced the acquisition of the UK-based food distributor Universal Meats, aiming to expand its current portfolio of European clients in the food service segment.